UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

NN, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629337106

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,181,582
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,181,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,181,582[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.40%
14	TYPE OF REPORTING PERSON

PN

1 Includes 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I.

2

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		164,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

164,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,420[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

1 Includes 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

3

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		776,980
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

776,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

776,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.81%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,122,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,122,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,122,982[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.59%
14	TYPE OF REPORTING PERSON

OO

1 Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

5

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,122,982
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,122,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,122,982[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.59%
14	TYPE OF REPORTING PERSON

IA

1 Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

6

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,123,282
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,123,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,123,282[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.60%
14	TYPE OF REPORTING PERSON

OO

1 Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

7

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,123,282
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,123,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,123,282[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.60%
14	TYPE OF REPORTING PERSON

IN

1 Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

8

CUSIP No. 629337106

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,123,282
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,123,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,123,282[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.60%
14	TYPE OF REPORTING PERSON

IN

1 Includes (i) 214,095 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. I and (ii) 10,905 Shares underlying certain Warrants beneficially owned by Legion Partners, L.P. II.

9

CUSIP No. 629337106

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends and restates the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners XI were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,967,487 Shares owned directly by Legion Partners I is approximately $30,980,902, including brokerage commissions. The aggregate purchase price of the 214,095 Shares underlying certain Warrants owned directly by Legion Partners I is approximately $155,283, including brokerage commissions. The aggregate purchase price of the 153,515 Shares owned directly by Legion Partners II is approximately $1,466,054, including brokerage commissions. The aggregate purchase price of the 10,905 Shares underlying certain Warrants owned directly by Legion Partners II is approximately $7,909, including brokerage commissions. The aggregate purchase price of the 776,980 Shares owned directly by Legion Partners XI is approximately $7,410,373, including brokerage commissions. The aggregate purchase price of the 300 Shares owned directly by Legion Partners Holdings is approximately $2,568, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 42,747,116 Shares outstanding as of August 3, 2020, which is the total number of Shares outstanding as reporting in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020 and (ii) 225,000 Shares underlying the Warrants.

A.	Legion Partners I
(a)	As of the close of business on October 20, 2020, Legion Partners I beneficially owned directly 3,181,582 Shares, including 214,095 Shares underlying certain Warrants.

Percentage: Approximately 7.40%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,181,582
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,181,582

(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 629337106

B.	Legion Partners II
(a)	As of the close of business on October 20, 2020, Legion Partners II beneficially owned directly 164,420 Shares, including 10,905 Shares underlying certain Warrants.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 164,420
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 164,420

(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners XI
(a)	As of the close of business on October 20, 2020, Legion Partners XI beneficially owned directly 776,980 Shares.

Percentage: Approximately 1.81%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 776,980
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 776,980

(c)	The transactions in the securities of the Issuer by Legion Partners XI during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners, LLC may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 164,420 Shares beneficially owned directly by Legion Partners II and (iii) 776,980 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.59%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,122,982
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,122,982

(c)	Legion Partners, LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I, Legion Partners II and Legion Partners XI during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP No. 629337106

E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 164,420 Shares beneficially owned directly by Legion Partners II and (iii) 776,980 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.59%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,122,982
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,122,982

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I, Legion Partners II and Legion Partners XI during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on October 20, 2020, Legion Partners Holdings beneficially owned directly 300 Shares. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 164,420 Shares beneficially owned directly by Legion Partners II and (iii) 776,980 Shares beneficially owned directly by Legion Partners XI.

Percentage: Approximately 9.60%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,123,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,123,282

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I, Legion Partners II and Legion Partners XI during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 629337106

G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,181,582 Shares beneficially owned directly by Legion Partners I, (ii) 164,420 Shares beneficially owned directly by Legion Partners II, (iii) 776,980 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings.

Percentage: Approximately 9.60%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,123,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,123,282

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer by Legion Partners I, Legion Partners II and Legion Partners XI during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has sold short in over the counter market American-style call options referencing an aggregate of 319,800 Shares, which have an exercise price of $7.50 and expire on November 20, 2020. Legion Partners I has also sold short in over the counter market American-style call options referencing an aggregate of 64,200 Shares, which have an exercise price of $7.50 and expire on December 18, 2020.

Legion Partners II has sold short in over the counter market American-style call options referencing an aggregate of 16,500 Shares, which have an exercise price of $7.50 and expire on November 20, 2020. Legion Partners II has also sold short in over the counter market American-style call options referencing an aggregate of 3,300 Shares, which have an exercise price of $7.50 and expire on December 18, 2020.

Legion Partners XI has sold short in over the counter market American-style call options referencing an aggregate of 83,700 Shares, which have an exercise price of $7.50 and expire on November 20, 2020. Legion Partners XI has also sold short in over the counter market American-style call options referencing an aggregate of 16,800 Shares, which have an exercise price of $7.50 and expire on December 18, 2020.

13

CUSIP No. 629337106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XI

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

14

CUSIP No. 629337106

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

15

CUSIP No. 629337106

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Date of Purchase	Amount of Securities Purchased	Price ($)

Legion Partners, L.P. I

Sale of Common Stock	08/24/2020	(141,998)	7.0000
Purchase of Common Stock	08/28/2020	77,733	4.4807
Purchase of Common Stock	08/31/2020	23,343	4.4424
Purchase of Common Stock	09/01/2020	2,060	4.4991
Purchase of Common Stock	09/02/2020	24,334	4.4941
Purchase of Common Stock	09/03/2020	12,968	4.4904
Purchase of Common Stock	09/04/2020	6,110	4.4964
Purchase of Common Stock	09/08/2020	11,442	4.4819
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/05/2020	(1,341)	0.3203
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/06/2020	(1,197)	0.3000
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/07/2020	(204)	0.3375
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/08/2020	(456)	0.3500
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/16/2020	(240)	0.4641
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/19/2020	(17)	0.4500
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/20/2020	(385)	0.4500

1 Represents American-style call options sold short in the over-the-counter market with an expiration date of November 20, 2020.

2 Represents American-style call options sold short in the over-the-counter market with an expiration date of December 18, 2020.

CUSIP No. 629337106

Legion Partners, L.P. II

Sale of Common Stock	08/24/2020	(7,068)	7.0000
Purchase of Common Stock	08/28/2020	3,869	4.4807
Purchase of Common Stock	08/31/2020	1,162	4.4424
Purchase of Common Stock	09/01/2020	102	4.4991
Purchase of Common Stock	09/02/2020	1,212	4.4941
Purchase of Common Stock	09/03/2020	646	4.4904
Purchase of Common Stock	09/04/2020	304	4.4964
Purchase of Common Stock	09/08/2020	570	4.4819
Purchase of Common Stock	10/01/2020	5,799	5.3935
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/05/2020	(69)	0.3203
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/06/2020	(62)	0.3000
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/07/2020	(11)	0.3375
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/08/2020	(23)	0.3500
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/16/2020	(12)	0.4641
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/19/2020	(1)	0.4500
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/20/2020	(20)	0.4500

CUSIP No. 629337106

Legion Partners SPECIAL OPPORTUNITIES, L.P. XI

Sale of Common Stock	08/24/2020	(37,079)	7.0000
Purchase of Common Stock	08/28/2020	20,298	4.4807
Purchase of Common Stock	08/31/2020	6,095	4.4424
Purchase of Common Stock	09/01/2020	538	4.4991
Purchase of Common Stock	09/02/2020	6,354	4.4941
Purchase of Common Stock	09/03/2020	3,386	4.4904
Purchase of Common Stock	09/04/2020	1,596	4.4964
Purchase of Common Stock	09/08/2020	2,988	4.4819
Purchase of Common Stock	10/01/2020	2,101	5.3935
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/05/2020	(351)	0.3203
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/06/2020	(313)	0.3000
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/07/2020	(53)	0.3375
Short Sale of November 2020 Call Option ($7.50 Strike Price)[1]	10/08/2020	(120)	0.3500
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/16/2020	(63)	0.4641
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/19/2020	(5)	0.4500
Short Sale of December 2020 Call Option ($7.50 Strike Price)[2]	10/20/2020	(100)	0.4500